EXHIBIT 99.1

CHINA LIBERL EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

1

China Liberal Education Holdings Limited

Page
Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020	3

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2021 and 2020	4

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2021 and 2020	5

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2020	6

Notes to Unaudited Condensed Consolidated Financial Statements	7-29

2

China Liberal Education Holdings Limited

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$33,698,671	$5,007,449
Accounts receivable, net	1,547,175	915,618
Contract receivable, net, current	2,352,267	4,448,946
Advance to suppliers, net	4,033,956	94,648
Due from a related party	-	1,439,080
Prepaid expenses and other current assets	358,576	419,713
TOTAL CURRENT ASSETS	41,990,645	12,325,454

Property and equipment, net	41,750	49,148
Operating lease right-of-use lease assets, net	92,980	136,695
Contract receivable, net– non-current	168,869	262,617
TOTAL NON-CURRENT ASSETS	303,599	448,460
TOTAL ASSETS	$42,294,244	$12,773,914

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Account payable	$83,524	$125,223
Deferred revenue	111,772	154,927
Taxes payable	766,835	633,651
Due to a related party	12,390	-
Operating lease liabilities, current	92,980	90,253
Accrued expenses and other current liabilities	116,038	105,829
TOTAL CURRENT LIABILITIES	1,183,539	1,109,883

Operating lease liabilities, non-current	-	23,102
TOTAL LIABILITIES	1,183,539	1,132,985

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 12,348,333 and 6,333,333 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	12,348	6,333
Additional paid-in capital	38,452,810	9,358,487
Statutory reserve	623,476	551,146
Retained earnings	1,719,509	1,565,817
Accumulated other comprehensive income	302,562	159,146
Total stockholders’ equity	41,110,705	11,640,929

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$42,294,244	$12,773,914

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2021	2020

REVENUE, NET	$1,850,551	$2,270,788
COST OF REVENUE	(476,727)	(1,482,515)
GROSS PROFIT	1,373,824	788,273

OPERATING EXPENSES
Selling expenses	(76,593)	(130,465)
General and administrative expenses	(995,451)	(770,618)
Total operating expenses	(1,072,044)	(901,083)

INCOME (LOSS) FROM OPERATIONS	301,780	(112,810)

OTHER INCOME (EXPENSES)
Interest income	59,973	82,770
Other expense, net	(7,249)	(907)
Total other income, net	52,724	81,863

INCOME (LOSS) BEFORE INCOME TAXES	354,504	(30,947)

INCOME TAX PROVISION	(128,482)	(48,675)

NET INCOME (LOSS)	226,022	(79,622)

COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	143,416	(113,868)
TOTAL COMPREHENSIVE INCOME (LOSS)	369,438	(193,490)

Weighted average number of shares, basic and diluted	8,756,372	5,366,300
Basic and diluted earnings (loss) per ordinary share	$0.03	$(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

			Additional			Accumulated other	Total
	Ordinary shares		paid-in	Statutory	Retained	comprehensive	Stockholders'
	Shares	Amount	capital	reserve	earnings	(loss) gain	Equity
Balance at December 31, 2019	5,000,000	$5,000	$4,579,116	$379,952	$528,315	$(312,408)	$5,179,975

Issuance of ordinary shares in initial public offering, net	1,333,333	1,333	4,779,371	-	-	-	4,780,704
Appropriation to statutory reserve	-	-	-	27,582	(27,582)	-	-
Net loss	-	-	-	-	(79,622)	-	(79,622)
Foreign currency translation loss	-	-	-	-	-	(113,868)	(113,868)

Balance at June 30, 2020	6,333,333	$6,333	$9,358,487	$407,534	$421,111	$(426,276)	$9,767,189

Balance at December 31, 2020	6,333,333	$6,333	$9,358,487	$551,146	$1,565,817	$159,146	$11,640,929

Issuance of ordinary shares, net	6,000,000	6,000	29,041,088	-	-	-	29,047,088
Share-based compensation	15,000	15	53,235	-	-	-	53,250
Appropriation to statutory reserve	-	-	-	72,330	(72,330)	-	-
Net income	-	-	-	-	226,022	-	226,022
Foreign currency translation gain	-	-	-	-	-	143,416	143,416

Balance at June 30, 2021	12,348,333	$12,348	$38,452,810	$623,476	$1,719,509	$302,562	$41,110,705

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$226,022	$(79,622)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	10,810	12,234
Loss from disposal of property and equipment	606	27,381
Amortization of operating lease right-of-use lease assets	45,148	18,181
Share-based compensation	53,250	-
Changes in operating assets and liabilities:		-
Accounts receivable, net	(621,655)	172,176
Contract receivable, net	2,239,613	(1,834,390)
Advances to suppliers	(3,937,025)	571,128
Prepaid expenses and other current assets	64,982	121,107
Accounts payable	(43,011)	332,972
Deferred revenue	(38,853)	(390,331)
Taxes payable	126,429	77,397
Accrued expenses and other current liabilities	(18,412)	33,843
Net cash used in operating activities	(1,892,096)	(937,924)

Cash flows from investing activities
Purchase of property and equipment	(3,500)	(12,831)
Repayment from a related party	1,453,853	-
Net cash provided by (used in) investing activities	1,450,353	(12,831)

Cash flows from financing activities
Proceeds from borrowing from a related party	12,386	94,804
Net proceeds from issuance of ordinary shares	29,047,088	5,405,451
Net cash provided by financing activities	29,059,474	5,500,255

Effect of exchange rate changes on cash	73,491	(28,696)

Net increase in cash	28,691,222	4,520,804

Cash, beginning of period	5,007,449	1,702,279
Cash, end of period	$33,698,671	$6,223,083

Supplemental disclosure of cash flow information:
Income taxes paid	$40,463	$20,321
Interest paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

China Liberal Education Holdings Limited (“China Liberal” or the “Company”) was incorporated under the laws of the Cayman Islands on February 25, 2019 as an exempted company with limited liability.

China Liberal owns 100% equity interest of Yi Xin BVI International Investment Limited (“Yi Xin BVI”), a business company incorporated under the laws of the British Virgin Islands (“BVI”) on October 19, 2010.

China Boya Education Group Co., Limited (“Boya Hong Kong”), formerly known as Haier International Investment Holding Limited, was incorporated in accordance with the laws and regulations of Hong Kong on May 11, 2011, and changed to its current name on July 19, 2016. Yi Xin BVI owns 100% equity interest in Boya Hong Kong.

China Liberal, Yi Xin BVI and Boya Hong Kong are currently not engaging in any active business operations and are merely acting as holding companies.

China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (the “PRC”), with a registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into certain share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing, pursuant to which Boya Hong Kong acquired the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the PRC under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of (i) education programs offered by joint ventures of the PRC and foreign institutions, or Sino-foreign Jointly Managed Academic Programs, (ii) overseas study consulting services (“Overseas Study Consulting Services”), and (iii) technological consulting services, provided for targeted Chinese universities/colleges to help them improve their data management system and to optimize their teaching and operating environment. The Company also provides tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve employers at their respective job positions. In addition the Company sells textbooks and course materials to students enrolled in the Sino-Foreign Jointly Managed Academic Programs.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of June 30, 2021 were set out below:

Name of Entity	Date of Formation	Jurisdiction of Formation	% of Ownership	Principal Activities

China Liberal	February 25, 2019	Cayman Islands	Parent	Investment holding

Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding

Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding

China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education services provider

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 30, 2021 and amended on November 15, 2021.

The accompanying unaudited condensed consolidated financial statements include the financial statements of China Liberal, Yi Xin BVI, Boya Hong Kong and China Liberal Beijing. All inter-company balances and transactions are eliminated upon consolidation.

Revision to Previously Reported Financial Information

In 2021, we identified an accounting error involving the presentation of changes in deferred offering costs in the cash flow statements for the six months ended June 30, 2020. These corrections decreased changes in prepaid expenses and other current activities presented in the operating activities by $624,747 and increased net proceeds from initial public offering – stock issuance in the financing activities by $624,747. The correction has no impact on the Company’s cash position as of June 30, 2020 and has no impact on the total change in cash balance in the Company’s unaudited condensed consolidated cash flow statement for the six months ended June 30, 2020. The following presents the unaudited condensed consolidated cash flow statement reported for the six months ended June 30, 2020, the correction and the as corrected unaudited condensed consolidated cash flow statement.

	June 30,
	2020
	As Previously Reported	Adjustment	As Corrected
Cash flows from operation activities
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	$745,854	$(624,747)	$121,107
Net cash used in operating activities	(313,177)	(624,747)	(937,924)

Cash flows from investing activities
Net cash used in investing activities	(12,831)	-	(12,831)

Cash flows from financing activities
Net proceeds from initial public offering - stock issuance	4,780,704	624,747	5,405,451
Net cash provided by financing activities	4,875,508	624,747	5,500,255

Effect of changes of foreign exchange rates on cash	(28,696)	-	(28,696)
Net increase in cash	4,520,804	-	4,520,804
Cash, beginning of year	1,702,279	-	1,702,279
Cash, end of year	$6,223,083	$-	$6,223,083

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contracts receivable, advances to suppliers, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

Risks and uncertainties related to doing business in China

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Additionally, the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, data security or anti-monopoly concerns, as well as the Public Company Accounting Oversight Board’s ability to inspect the Company’s auditors, may impact the Company’s ability to conduct its business, accept foreign investments, or continue being listed on a U.S. stock exchange. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

COVID-19

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. For the six months ended June 30, 2021, the Company’s revenue from Sino-foreign Jointly Managed Academic Programs was not significantly impacted because (i) Chinese universities/colleges have resumed on-site instruction since May 2020, and (ii) the number of students enrolled in the Company’s Sino-foreign Jointly Managed Academic Programs with two colleges increased during the 2021 academic school year. The total number of students enrolled increased by 14% as compared to the same period of last year. The Company has been providing teaching services to students at normal level and no dropout has been reported to the Company during the six months ended June 30, 2021. However, due to the impact of COVID-19, the internal payment processes of the Company’s partnering schools were temporarily delayed. As a result, the Company and these partnering schools mutually agreed to extend the tuition payment term by three to six months. The Company does not believe such delay will result in any collectability risk and the entire tuition receivable balance is expected to be fully received but only slightly later than a typical operating year. Furthermore, this temporary delay in tuition payment does not represent a change in the Company’s cooperation model with these partnering schools and the Company does not expect to incur further tuition payment delays in the future.

The continued uncertainties associated with the COVID-19 has caused many Chinese universities/colleges to temporarily hold their “smart campus” project construction plans and accordingly the Company did not obtain large “smart campus” project contract during the six months ended June 30, 2021, which led to a decrease in the Company’s revenue from technological consulting and supporting services during that period. Additionally, the COVID-19 pandemic continues to have a negative impact over the Company’s study abroad consulting services. A portion of the Company’s revenue from overseas study consulting services were recognized when students received offers and obtained appropriate visas. However, due to the COVID-19 pandemic, certain countries closed their borders and imposed travel restrictions. For the six months ended June 30, 2021, none of the students receiving overseas consulting services received offers or visas, compared to 11 students who received school offers and obtained visas in the same period in 2020. Due to the uncertainties around international travels, it is expected that the COVID-19 pandemic may continue to result in students being restricted from pursuing their overseas education in the near terms and may have further negative impact over the oversea study consulting service revenue stream.

See Note 13 for Segment Reporting.

The continued uncertainties associated with COVID-19 may continue to negatively impact the Company’s revenue and cash flows, as students may be discouraged by the restrictions imposed by major overseas education destination countries, which may lead to significant decrease in the demand of the Company’s overseas study consulting services and even its Sino-foreign Jointly Managed Academic Programs. Further, any resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities/colleges, the collection of the payments from previous smart campus projects, and the market development of the Company’s newly launched visualization solutions and technology consulting services to non-university businesses.

Concentration of customers

A significant portion of the Company’s revenue, accounts receivables and contracts receivables is concentrated on two large customers, and the Company’s operating results will be adversely and materially impacted if we lose these customers. Please refer to Note 10 Concentrations for details.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity

During the six months ended June 30, 2021, the Company had negative cash flow from operations. As of June 30, 2021, the Company had cash of approximately $33.7 million and had positive working capital of approximately $40.8 million. The Company’s liquidity is influenced by the level of its operations, the numerical volume and dollar value of its sales contracts, the progress of execution on its customer contracts, and the timing of accounts receivable collections. Management believes that the Company’s current cash as of June 30, 2021 will be sufficient to meet its working capital needs for at least the next 12 months from the date of this filing.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $70,550) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $64,488) per bank are covered by “deposit insurance scheme” overseen by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of June 30, 2021 and December 31, 2020, cash at bank in Hong Kong amounted to $32,107,599 and $3,401,817, respectively.

Accounts and contracts receivable, net

Accounts and contracts receivable are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2021 and December 31, 2020, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

The Company’s contracts receivable represents balance derived from the Technological Consulting Services for Smart Campus Solutions provided to Chinese universities/colleges, when the projects under the contracts have been completed and accepted by Chinese universities/colleges, but the balances have not been past due based on the contracted payment schedules. The Company had not incurred any bad debts with Chinese universities/colleges in the past, and considers the contract receivable fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable as of June 30, 2021 and December 31, 2020 (See Note 4).

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that the goods or services have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment, devices and electronic component products in order to undertake the “smart campus” consulting projects for customers. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2021 and December 31, 2020, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Lease

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its borrowing rates set by the Central Bank of the People’s Republic of China, determined by class of underlying asset, to discount the lease payments.

The Company leases premises for offices under non-cancellable operating leases. Right-of-use assets are expensed over the term of lease. The Company leases do not include options to extend nor any restrictions or covenants. The Company has historically been able to renew its office leases. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the lease.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2021 and December 31, 2020.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of June 30, 2021 and December 31, 2020 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximates their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Office equipment and furniture	5 years
Electronic equipment	5 years
Transportation vehicles	5-10 years
Leasehold improvement	Shorter of the lease term or estimated useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Revenue recognition

The Company’s revenues are primarily derived from providing a wide range of educational services and programs to customers, as disclosed below. Revenues are reported net of all value added taxes.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company generates its revenue from the following sources:

-     Sino-foreign Jointly-Managed Academic Programs

The Company recommends and coordinates accredited international universities/colleges to forge partnerships with Chinese host universities/colleges to establish international education programs at degree level. Chinese host universities/colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. The Company also selects, recruits and appoints qualified foreign faculty to teach major courses at selected Chinese host universities/colleges and bears all faculty related costs, provides continuing support to foreign faculty, develops and delivers major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. The Company actively supports and interacts with enrolled students throughout their programs to ensure successful program completion. The Company’s contracts with host Chinese universities/colleges are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, the Company is entitled to receive 30% to 50% of such student tuitions depending on the universities/colleges and the jointly managed academic programs, which are collected first by Chinese host universities/colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company.

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting refunding tuition when students drop out, all of which are handled by the host universities/colleges. The host universities/colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities/colleges provide that (1) the host universities/colleges will remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities/colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the six months ended June 30, 2021 and 2020, respectively.

-     Sino-foreign Jointly-Managed Academic Programs (continued)

The Company’s contracts with Chinese host universities/colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities/colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified, if any. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment are borne by the Company. The Company maintains active communications with the host universities/colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved in a timely manner so as to achieve satisfactory long-term cooperation with the host universities/colleges. Historically, as a result of timely interaction with the host universities/colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities/colleges that needs to be accrued. There were no complaints received from the host universities/colleges with respect to the Company’s services for the six months ended June 30, 2021 and 2020 which required material adjustment to the amount of fees received by the Company.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The tuition fees received by the Company are initially recorded as deferred revenue and recognized ratably over applicable academic year as the Company’s performance obligations related to teaching, management and other supporting services are carried out over the whole academic year.

-     Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-Foreign Jointly Managed Academic Programs.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred and the Company’s performance obligation is satisfied.

-      Overseas Study Consulting Service

The Company’s Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences and to expand their horizon and employment possibilities. The Company’s overseas study consulting services are typically performed under one-on-one private tutoring model with duration of four to six months. The Company provides school information to help students make informed decisions about which institution and major to choose from, help them prepare for school application and admission; provides study plans, language training and test preparation courses to help students improve their foreign language ability and help them achieve higher scores in international admission and assessment tests. The Company also helps students on visa application and paperwork, and offers overseas extended services such as finding accommodation and travel assistance. In connection with these services, the Company collects an up-front fee based on the scope of consulting services requested by students. 90% of the consulting service fee collected is non-refundable, and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted.

-     Technological Consulting and Support Services

The Company’s technological consulting services utilize advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Since late 2020, the Company also started to provide technical support services to business entities in addition to universities/colleges to construct and establish multi-location video conference center and other technical solutions. The Company’s technological consulting and support service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized solutions and services are delivered.

In addition, some of the Company’s technological consulting service contracts include a difference in timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of operations and comprehensive income as providing financing to the customers is a core component under such contracts.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-     Technological Consulting and Support Services (continued)

The Company evaluates “smart campus” solution service contracts and determines whether these contracts contain multiple performance obligations. A performance obligation is a promise to transfer to the customer either (1) a good or service (or a bundle of goods or services) that is distinct; or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Performance obligations in the agreements are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services or goods is separately identifiable from other promises in the contract.

The Company determines “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligations in the same fixed-fee contract, because the Company’s promise to transfer each of these services is separately identifiable from other promises in the contract and the customer can benefit from each service or goods deliver either on its own or together with other resources that are readily available. The Company allocates contract revenue to the identified separate units based on their relative standalone selling price. The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Revenue associated with post-contract continuous maintenance support performance obligation is recognized over the time. Revenue associated with the solution and application customization service and installations of hardware and software components are recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers. In instances, where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

-     Tailored job readiness training services

The Company also provides tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Similar to Sino-foreign Jointly-Managed Academic Programs, the Company forges partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. The Company selects, recruits and appoints qualified faculty, trainers or professionals to provide trainings and bears related costs, develops and delivers major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. The Company actively supports and interacts with enrolled students to ensure successful completion of the trainings, which normally takes several months up to three years. The Company’s contracts with partner schools are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services get started, and then remitted to the Company. The Company initially records such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as the Company’s performance obligations related to teaching, training, management and other supporting services are carried throughout the training period.

Contract Balances and Remaining Performance Obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

As of June 30, 2021 and December 31, 2020, the Company does not have any contract assets.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $111,772 and $154,927 as of June 30, 2021 and December 31, 2020, respectively, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. The June 30, 2021 deferred revenue balance primarily consisted of $79,809 deferred revenue associated with the Company’s Overseas Study Consulting Services and $31,963 deferred revenue associated with tailored job readiness training services when the Company received advance payment from customers while the performance obligations have not been completed as of the balance sheet date. The December 31, 2020 deferred revenue balance primarily consisted of $27,334 deferred revenue associated with the “smart campus” projects when the Company received advance payment from customers while the projects have not been completed as of the balance sheet date, $21,257 deferred revenue associated with tailored job readiness training services, and $106,336 deferred revenue associated with Overseas Study Consulting Services.

Disaggregation of revenue

Revenue disaggregated by service type was as follows for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue from Sino-foreign Jointly Managed Academic Programs	$1,420,418	$1,264,823
Revenue from Technological Consulting Services for Smart Campus Solutions	338,003	933,240
Revenue from Overseas Study Consulting Services	26,033	72,725
Revenue from tailored job readiness training services	66,097	-
Total revenue	$1,850,551	$2,270,788

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities/colleges, the Company provides technical support to Chinese universities/colleges for the customization of their campus data management application systems to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the consolidated statements of operations and comprehensive income.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2021 and 2020. The Company does not believe there was any uncertain tax position as of June 30, 2021 and December 31, 2020.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended June 30, 2021 and 2020. As of June 30, 2021, all of the tax returns of the Company’s PRC Subsidiary remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the Company’s PRC subsidiary ranged from 3% to 6%.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company measures compensation expense for stock-based awards to non-employee contractors and directors based on the awards’ initial grant-date fair value. The estimated grant-date fair value of the award is recognized as expense over the requisite service period using the straight-line method. The Company estimated grant-date fair value of restricted stocks based on the market price of the ordinary shares as of the grant date. For the six months ended June 30, 2021 and 2020, share-based compensation expense amounted to $53,250 and $nil, respectively.

Earnings (loss) per Share

Basic earnings per share (“EPS”) is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2021 and 2020, there were no dilutive shares.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of June 30, 2021. The Company operates primarily through its subsidiary, China Liberal Beijing, in the PRC, and the functional currency for China Liberal Beijing is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2021	June 30, 2020	December 31, 2020
Period-end spot rate	US$1=RMB 6.4566	US$1=RMB 7.0651	US$1=RMB 6.5250
Average rate	US$1=RMB 6.4587	US$1=RMB 7.0416	US$1=RMB 6.8878

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU on January 1, 2021. The adoption of this guidance had no material impact on the Company’s unaudited condensed consolidated financial statements.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	June 30, 2021 (Unaudited)	December 31, 2020
Accounts receivable- Sino-foreign Jointly Managed Academic Programs	$1,535,216	$890,807
Accounts receivable – Tailored job readiness training services	387	13,820
Accounts receivable- Overseas Study Consulting Services	11,572	10,991
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$1,547,175	$915,618

Under the Sino-foreign Jointly Managed Academic Programs, student tuition fees are collected by the Chinese host universities/colleges at the beginning of each academic school year and then remit the agreed portion to the Company within one to four months. Due the impact of COVID-19, the internal payment processes of the partnering schools were temporarily delayed. As a result, the Company and these partnering schools mutually agreed to extend the tuition payment term by three to six months. As of the date of this filing, $1,056,578 or 69% of the balance associated with Sino-foreign Jointly Managed Academic Programs has been subsequently collected, and the remaining balance is expected to be collected before December 31, 2021.

NOTE 4 — CONTRACTS RECEIVABLE, NET

Contracts receivable consists of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Contract receivable- “Smart Campus” related technological consulting services with Fuzhou Melbourne Polytechnic (“FMP”) (1)	$2,066,951	$3,730,203
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	392,947	600,134
Contract receivable – Other “Smart Campus” related technological consulting services (2)	-	245,761
Financing component associated with FMP contract receivable (1)	61,238	135,465
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	2,521,136	4,711,563
Less: current portion of contract receivable	2,352,267	4,448,946
Contracts receivable, non-current	$168,869	$262,617

(1) In 2017, the Company entered into a contract with FMP to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school. These projects had been fully completed by November 2018 with satisfactory inspection and acceptance by FMP in December 2018.

Total contract price under the 2017 FMP “smart campus” project was RMB 16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB 5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee during the period of 2019 to 2021.

Based on the initial contract payment schedule, RMB16.68 million earned project fee shall be paid in three equal installments of RMB5,561,180 (approximately $861,317) before December 20 of each year from 2019 to 2021. Post-contract maintenance and technical support fee of RMB 5.05 million will also be paid in four installments in 2018 to 2021 when services are rendered. As of June 30, 2021, total contract receivable outstanding in connection with the 2017 FMP “smart campus” amounted to RMB6,228,520 (approximately $964,675), including RMB 5,561,180 (approximately $861,317) related to completed construction project and RMB667,341 (approximately $103,358) related to maintenance and technical support services provided in the six months ended June 30, 2021. The entire balance is expected to be collected on the original payment due date of December 20, 2021.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET (continued)

In addition to the 2017 FMP contract, in 2019, the Company entered into another “smart campus” related contract with FMP to help FMP create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major with total contract price of RMB15.58 million (approximately $2.3 million) plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022.

The contract for the information engineering laboratory training center includes two phases. Phase I requires the Company to complete the hardware and software installation and decoration of the computer training rooms, Internet of Things training room and digital classrooms with contract price of approximately RMB 7.1 million (US$ 1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires the Company to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million).

As of June 30, 2021 total outstanding contract receivable from FMP 2019 contract amounted to $1,556,461, including the following:

2019 FMP Contract	Amount	Contracted payment due date
Contract receivable	$1,266,872
Maintenance fees	289,589
Total	1,556,461
Less current portion	1,387,592	By December 31, 2021
Non-current portion	$168,869	By December 31, 2022

As of June 30, 2021, contract receivable associated with FMP 2019 contract amounted to $1,266,872, including receivable of $492,464 for services completed before December 31, 2019, receivable of $967,468 for services completed during 2020 and maintenance fee of $289,589. As of the date of this filing, $390,118 has been subsequently collected. The remaining balance of $997,474 associated with current portion of 2019 FMP contract receivable is expected to be received before December 31, 2021.

As of June 30, 2021 and December 31, 2020, no allowance for doubtful accounts was recorded as the Company considers all of the contract receivable on “smart campus” projects from FMP fully collectible because in addition to the “smart campus” project, the Company has worked with FMP on Sino-foreign Jointly Managed Academic Programs since 2011 and as of the date of this filing, there is no overdue balance from FMP. Accordingly, management believes that cash collection from FMP is reasonably assured.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET (continued)

For the above mentioned 2017 and 2019 FMP contracts, revenue recognized for the six months ended June 30, 2021 and 2020, was as follows:

	For the six months end June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue from 2019 FMP “smart campus” contract	$-	$710,072
2017 FMP contract post-installation maintenance fee revenue	100,315	94,771
2019 FMP contract post-installation maintenance fee revenue	93,688	88,510
Total revenue from FMP “smart campus” contracts	$194,003	$893,353

(2) The Company has entered into additional smart campus solution contracts with a number of Chinese universities/colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc., to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Most of these new smart campus contracts had been executed, completed, and accepted by these universities/colleges, and the Company recognized revenue of $144,000 and $39,887 for the six months ended 2021 and 2020, respectively.

NOTE 5 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities/colleges for the “smart campus” projects as disclosed in Note 4, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were $4,033,956 and $94,648 as of June 30, 2021 and December 31, 2020, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Other receivable (1)	$117,315	$167,748
Prepaid expenses and others (2)	241,261	251,965
Subtotal	358,576	419,713
Allowance for doubtful accounts	-	-
Prepaid expenses and other current assets, net	$358,576	$419,713

(1)

Other receivable primarily includes short-term advances to employees for business operations, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement, and security deposits for performance of the contracts.

(2)

Prepaid expenses and others include IT equipment and tools which will be charged to cost of revenue upon sales, as well as prepaid NASDAQ annual fees and prepaid legal counsel fee, which are amortized over the service periods.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Transportation vehicles	$235,424	$232,957
Electronic equipment	96,589	94,335
Office equipment and furniture	9,444	8,128
Subtotal	341,457	335,420
Less: accumulated depreciation	(299,707)	(286,272)
Property and equipment, net	$41,750	$49,148

Depreciation expense was $10,810 and $12,234 for the six months ended June 30, 2021 and 2020, respectively.

NOTE 8 — RELATED PARTY TRANSACTIONS

a. Due from a related party

As of December 31, 2020, balance due from a related party, Ms. Ngai Ngai Lam, chief executive officer (the “CEO”) and chairwoman of the board of directors (the “Chairwoman”) of the Company, amounted to $1,439,080. The advance was made on December 29, 2020 and was interest free. The Company received full repayment on this advance in January 2021 and has no intention to make additional advance to related parties in the future.

b. Due to a related party

As of June 30, 2021, balance due to a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company, amounted to $12,390. This borrowing was used for working capital during the Company’s normal course of business and was non-interest bearing and due on demand.

c. Significant payments made by a related party

In December 2020, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company made a payment of RMB 6,895,860 (approximately $1.1 million) to FMP on behalf of the Company. The Company fully repaid this balance to Ms. Lam on December 30, 2020. Consequently, none of these payments were reflected in the Company’s consolidated balance sheets as of December 31, 2020 and the payments made by the Company has no impact over the Company’s unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2021.

NOTE 9 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Island

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

China Liberal Beijing, the Company’s main operating subsidiary in the PRC, was approved as an HNTE and is entitled to a reduced income tax rate of 15% beginning December 2016, which is valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE certificate with local government and will continue to enjoy the reduced income tax rate of 15% for another three years by December 2022. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy.

The corporate income taxes for fiscal 2021 and 2020 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as an HNTE. The impact of the tax holidays noted above decreased corporate income taxes by $214,137 and $81,125 for the six months ended June 30, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.04 and $0.02 for the six months ended June 30, 2021 and 2020, respectively.

The components of the income tax provision are as follows:

	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)
Current tax provision	$-	$-
Cayman	-	-
BVI	-	-
Hong Kong	-	-
PRC	128,482	48,675
	$128,482	$48,675
Deferred tax provision
Cayman	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	-	-
	$-	$-
Income tax provisions	$128,482	$48,675

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020
China income tax statutory rate	25.0%	25.0%
Permanent difference	0.9%	2.1%
Changes in valuation allowance	20.3%	(174.3)%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
Effective tax rate	36.2%	(157.2)%

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of June 30, 2021, all of the Company’s tax returns for its PRC subsidiary remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Income tax payable	$605,705	$512,231
Value added tax payable	158,758	118,832
Other taxes payable	2,372	2,588
Total taxes payable	$766,835	$633,651

NOTE 10 — CONCENTRATIONS

For the six months ended June 30, 2021, two customers accounted for approximately 41.5% and 40.7% of the Company’s total revenue, respectively. For the six months ended June 30, 2020, two customers accounted for approximately 57.1% and 33.2% of the Company’s total revenue, respectively.

As of June 30, 2021, two customers accounted for 85.7% and 14.0% of the total outstanding accounts and contracts receivable balance, respectively. As of December 31, 2020, one customer accounted for 86.0% of the total outstanding accounts and contracts receivable balance.

For the six months ended June 30, 2021, no supplier accounted for more than 10% of the total cost associated with the Company’s revenue. For the six months ended June 30, 2020, two suppliers accounted for approximately 30.1% and 17.5% of the total cost associated with the Company’s revenue, respectively.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital of the Company is 50,000,000 shares of par value of $0.001 each.

Issuance of ordinary shares

On May 12, 2020, the Company completed its initial public offering of 1,333,333 ordinary shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting underwriting discounts and other offering expenses, resulting in net proceeds of approximately $5.4 million. In connection with the offering, the Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “CLEU.”

In March 2021, the Company filed a Registration Statement on Form F-1 to register 6,000,000 ordinary shares of the Company in an effort to offer these shares to potential investors and raise funds as working capital and potential future acquisitions. On April 19, 2021, the Company entered into certain subscription agreements with investors through a self-written public offering, pursuant to which the Company sold an aggregate of 6,000,000 ordinary shares, par value $0.001 per share, at a purchase price of $5.0 per share. The net proceeds to the Company from this offering were $29.0 million.

As of June 30, 2021 and December 31, 2020, the Company had a total of 12,348,333 and 6,333,333 ordinary shares issued and outstanding, respectively.

Statutory reserve and restricted net assets

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company (the “Board of Directors”). The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only PRC subsidiary’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of June 30, 2021 and December 31, 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $625,131 and $551,146, respectively, and total restricted net assets amounted to $10,257,405 and $8,262,442, respectively.

Share-based compensation

On May 14, 2021, the Board of Directors granted the Company’s independent directors a total of 15,000 ordinary shares, par value $0.001 per share, vested immediately in full upon the grant. The fair value of the ordinary shares granted was $53,250 as of May 14, 2021, based on the market price of the Company’s ordinary share as of the date of the grant. The Company recognized share-based compensation expense of $53,250 for the six months ended June 30, 2021.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — LEASES

The Company’s main operating subsidiary, China Liberal Beijing, leases office spaces for its headquarter office and local branches under non-cancelable operating lease agreements with various expiration dates between 2019 and 2021. Lease expense for the six months ended June 30, 2021 and 2020 was $55,494 and $113,025, respectively.

As of June 30, 2021 and December 31, 2020, the remaining lease term was one year and one-and-a-half years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases was 3.95% and 3.95%, as of June 30, 2021 and December 31, 2020, respectively.

Supplemental balance sheet information related to operating leases was as follows:

As of June 30, 2021
Right-of-use assets	$182,440
Right-of-use asset - accumulated amortization	(89,460)
Right-of-use assets, Net	92,980

Operating lease liabilities, current	92,980
Operating lease liabilities, noncurrent	-
Total operating lease liabilities	$92,980

As of June 30, 2021, maturities of operating lease liabilities were as follows:

Maturity of Operating Lease Liabilities
2022	$94,348
Total future minimum lease payments	94,348
Less imputed interest	(1,368)
Total	$92,980

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NOTE 13 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, Overseas Study Consulting Services, Tailored job readiness services and Technological Consulting Services for Smart Campus Solutions.

Substantially all of the Company’s revenues for the six months ended June 30, 2021 and 2020 were generated in the PRC. As of June 30, 2021 and December 31, 2020, a majority of the long-lived assets of the Company were located in the PRC, and therefore, no geographical segments are presented.

The following table presents summary information by segment for the six months ended June 30, 2021 and 2020, respectively:

	For the six months ended June 30, 2021 (Unaudited)
	Joint education programs	Technological consulting for “smart campus” solutions	Tailored job readiness services	Overseas study consulting	Total
Revenue	$1,420,418	$338,003	$66,097	$26,033	$1,850,551
Cost of revenue	(227,653)	(189,601)	(41,057)	(18,416)	(476,727)
Gross profit	1,192,765	148,402	25,040	7,617	1,373,824
Operating expenses	(822,863)	(195,809)	(38,291)	(15,081)	(1,072,044)
Income (loss) from operation	369,902	(47,407)	(13,251)	(7,464)	301,780

Depreciation	8,298	1,974	386	152	10,810
Capital expenditure	2,686	640	125	49	3,500

Total assets	32,463,578	7,725,040	1,510,643	594,983	42,294,244
Total liabilities	$908,443	$216,173	$42,273	$16,650	$1,183,539

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SEGMENT REPORTING (continued)

	For the six months ended June 30, 2020 (Unaudited)
	Joint education programs	Technological consulting for “smart campus” solutions	Tailored job readiness services	Overseas study consulting	Total
Revenue	$1,264,823	$933,240	$-	$72,725	$2,270,788
Cost of revenue	(263,579)	(1,206,524)	-	(12,412)	1,482,515
Gross profit (loss)	1,001,244	(273,284)	-	60,313	788,273
Operating expenses	(501,901)	(370,324)	-	(28,858)	(901,083)
Income (loss) from operations	499,343	(643,608)	-	31,455	(112,810)

Depreciation and amortization	7,489	4,402	-	343	12,234
Capital expenditure	7,147	5,273	-	411	12,831

Total assets	6,446,412	4,756,435	-	370,657	11,573,504
Total liabilities	$1,006,113	$742,353	$-	$57,850	$1,806,315

NOTE 14 – CONTIGENCIES

From time to time, the Company is subject to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

NOTE 15 – SUBSEQUENT EVENTS

On August 20, 2021, the Board of Directors approved China Liberal Education Holdings Limited 2021 Share Incentive Plan (the “Plan”), pursuant to which the Company may grant various types of equity awards to employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued under the Plan is 1,500,000 shares. No share has been issued under the Plan as of the date of this filing.

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